Exhibit 12.2

Hospitality Properties Trust

Computation of Ratio of Earnings to Combined Fixed Charges and preferred distributions

(in thousands, except ratio amounts)

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999

Net Income	$91,235	$94,081	$238,213	$142,202	$131,956	$126,271	$111,929
Fixed charges	37,775	31,910	44,536	42,424	41,312	37,682	37,352
Adjusted Earnings	$129,010	$125,991	$282,749	$184,626	$173,268	$163,953	$149,281

Fixed Charges and Preferred Distributions:
Interest on indebtedness and amortization of deferred finance costs	$37,775	$31,910	$44,536	$42,424	$41,312	$37,682	$37,352
Preferred Distributions	7,760	11,085	14,780	7,572	7,125	7,125	5,106

Combined Fixed Charges and Preferred Distributions	$45,535	$42,995	$59,316	$49,996	$48,437	$44,807	$42,458

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	2.83x	2.93x	4.77x	3.69x	3.58x	3.66x	3.52x